Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

August 1, 2006

Catalyst forms special committee in response to unsolicited bid by Third Avenue Management

Vancouver, BC – Catalyst Paper Corporation announced today that it has appointed a special committee to consider the announced intention by Third Avenue Management LLC to make an offer to acquire up to 39,000,000 shares of Catalyst. The offer represents approximately 18.17% of Catalyst’s outstanding shares. Third Avenue Management has stated that if all shares being bid for are tendered, it would hold 37.98% of Catalyst’s outstanding shares.

The special committee’s mandate includes examining and reviewing the merits of Third Avenue Management’s proposed offer and developing a recommendation to shareholders.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the ticker symbol “CTL”. The company is headquartered in Vancouver, B.C.

For more information:

Investors: Ralph Leverton	Media: Lyn Brown
Vice-President, Finance and CFO	Vice-President, Corporate Affairs
604-654-4040	604-654-4212